Exhibit 12
North Shore Gas Company
Ratio of Earnings to Fixed Charges

			Three-Month
			Transition
	Year Ended	Year Ended	Period Ended	Years Ended September 30
(Millions, except ratio)	12/31/2008	12/31/2007	12/31/2006	2006	2005	2004
EARNINGS
Earnings on common stock	$7.0	$7.9	$4.4	$6.7	$11.4	$11.1
Federal and state income taxes	4.1	5.2	2.6	3.8	6.7	6.7

Net pretax income	11.1	13.1	7.0	10.5	18.1	17.8

Fixed charges	4.2	4.2	1.1	4.1	3.8	3.7

Total earnings as defined	$15.3	$17.3	$8.1	$14.6	$21.9	$21.5

FIXED CHARGES
Interest on long-term debt, including related amortization	$3.6	$3.5	$0.9	$3.6	$3.6	$3.6
Other interest	0.6	0.7	0.2	0.5	0.2	0.1

Fixed charges	$4.2	$4.2	$1.1	$4.1	$3.8	$3.7

Ratio of earnings to fixed charges	3.6	4.1	7.4	3.6	5.8	5.8